Exhibit 4.9

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

The following description of the capital stock of Amphenol Corporation (the “Company,” “us” or “we”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Fourth Amended and Restated By-laws (the “By-laws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.9 is a part. We encourage you to read the Certificate of Incorporation, the By-laws and the applicable provisions of Delaware General Corporation Law (the “DGCL”) for additional information.

Authorized Shares of Capital Stock

The Company is authorized to issue 2,000,000,000 shares of Class A Common Stock, par value $0.001 per share, and no other shares of common stock or preferred stock.

Listing

The Company’s Class A Common Stock is listed and principally traded on the New York Stock Exchange under the symbol “APH.”

Dividends

Subject to the rights of holders of outstanding shares of preferred stock, if any, holders of the Class A Common Stock are entitled to participate in dividends as and when declared by the board of directors out of funds legally available therefor. The Company’s unsecured credit facility contains financial covenants and restrictions, some of which may limit the Company’s ability to pay dividends, and any future indebtedness that the Company may incur could limit its ability to pay dividends.

Voting rights

Holders of the Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Approval of matters brought before the stockholders requires the affirmative vote of the holders of record, present in person or by proxy, of a majority of the issued and outstanding Class A Common Stock, except as otherwise required by law. Our Class A Common Stock does not have cumulative voting rights.

Liquidation Rights

Subject to the rights of creditors and holders of preferred stock, if any, holders of Class A Common Stock are entitled to share ratably in a distribution of the Company’s assets upon any liquidation, dissolution or winding-up of the Company.

Preemptive or Similar Rights

Our Class A Common Stock has no sinking fund, redemption provisions or preemptive, conversion or exchange rights.

Certain Anti-Takeover Matters

Advance Notice Requirements

The Company’s By-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to the Secretary of the Company prior to the meeting at which the action is to be taken. The notice must contain certain information specified in the Company’s By-laws.

Additional Authorized Shares of Capital Stock.

The additional shares of authorized common stock available for issuance under our Certificate of Incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

Delaware General Corporation Law Section 203

As a corporation organized under the laws of the State of Delaware, the Company is subject to Section 203 of the DGCL which restricts certain “business combinations” between the Company and an “interested stockholder” or that stockholder’s affiliates or associates for a period of three years following the date on which the stockholder becomes an “interested stockholder.” The restrictions do not apply if:

●	prior to an interested stockholder becoming such, the board of directors of the Company approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

●	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the Company at the time the transaction commenced, subject to certain exceptions; or

●	on or after the date an interested stockholder becomes such, the business combination is both approved by the board of directors of the Company and authorized at an annual or special meeting of the Company’s stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, a “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of a corporation’s voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of the Company’s or reducing the price that some investors might be willing to pay in the future for the Class A Common Stock.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Class A Common Stock is Computershare Trust Company, N.A.